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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 29 2012

Washington, DC

SEC FILE NUMBER

8- 67389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2011___ AND ENDING ___12/31/2011___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Basic Capital Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___120 West 15th Street, Apt 3A___

(No. and Street)

___New York___   ___NY___   ___10011___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___John C. Harpole___   ___(646) 912-9117___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Pustorino, Puglisi & Co., LLP___

(Name – *if individual, state last, first, middle name*)

___488 Madison Avenue___   ___New York___   ___NY___   ___10022___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John C. Harpole__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Basic Capital Advisors, LLC__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Managing Member, CCO__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIC CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011



BASIC CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

BASIC CAPITAL ADVISORS, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110



INDEPENDENT AUDITORS' REPORT

The Managing Member
Basic Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Basic Capital Advisors, LLC (the "Company") at December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Basic Capital Advisors, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

PUSTORINO, PUGLISI & CO., LLP

New York, New York
February 27, 2012

BASIC CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS		
Cash and cash equivalents	$	18,455
Prepaid expenses		285
Fixed assets, net		1,162
TOTAL ASSETS	$	19,902

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	2,779
TOTAL LIABILITIES		2,779
MEMBER'S EQUITY		17,123
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	19,902

The accompanying notes are an integral part of these financial statements.

-2-

Note 1 - Organization

Basic Capital Advisors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") on December 18, 2006. The Company was founded under the laws of the State of New York. The Company provides planning, structuring, marketing, capital-raising and other advisory services. It operates out of one office in New York City. The Company is wholly-owned by John C. Harpole.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company's policy is to record fees as they are earned based on the services provided or the closing of certain securities transactions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a single member limited liability company and as such, does not file its own tax return. As a result, no federal, state or local income taxes are provided as they are the responsibility of the individual member.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance regarding uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's member files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company's taxable income or loss is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2008. The years 2008 to 2011 remain subject to examination by taxing authorities.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $15,676, which exceeded its requirement by $10,676. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2011, this ratio was 0.18:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 4 - Concentrations

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 5 - Related Party Transactions

The Company utilizes the office space and equipment of its single member which are provided at no charge. Management deems the monetary value of this arrangement to be immaterial.

The Company routinely enters into advisor agreements whereby it agrees to provide brokerage as well as non-brokerage advisory services. On a disclosed basis, the advisory services are typically delegated to an affiliated entity. The Company records its share of any success fees related to such advisory services.

BASIC CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

Note 6 -   Subsequent Events

For purposes of disclosure in the financial statement, the Company has evaluated subsequent events through February 27, 2012, the date the financial statement was available to be issued.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022